Exhibit 15.1

November 16, 2018

Wyndham Destinations, Inc.
6277 Sea Harbor Drive
Orlando, Florida 32821
We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial information of Wyndham Destinations, Inc. (formerly Wyndham Worldwide Corporation) and subsidiaries (the “Company”) for the three-month periods ended March 31, 2018 and 2017, for the three- and six-month periods ended June 30, 2018 and 2017, and for the three- and nine-month periods ended September 30, 2018 and 2017, as indicated in our reports dated May 2, 2018, August 9, 2018 and November 1, 2018, respectively, (which included an explanatory paragraph regarding the reclassification for the discontinued operations and the retrospective adjustment for a change in the Company's method of accounting for revenue from contracts with customers under Financial Accounting Standards Board Accounting Standards Codification 606, Revenues from Contracts with Customers). As indicated in such reports, because we did not perform an audit, we expressed no opinion on that information.
We are aware that our reports referred to above, which are included in your Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018, and September 30, 2018, are incorporated by reference in this Registration Statement.
We also are aware that the aforementioned reports, pursuant to Rule 436(c) under the Securities Act of 1933, are not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.
/s/ Deloitte & Touche LLP
Tampa, Florida